EXHIBIT 1A – 9

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

May 17, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the June 30, 2015 financial statements of TechSoup. We rendered a report on those financial statements and have not performed any audit procedures subsequent to the audit report date, February 12, 2016.

In the Spring of 2016, PMB Helin Donovan, LLP wound down its operations in San Francisco, California. In this connection, TechSoup engaged Moss Adams LLP in October 2016 to audit the fiscal year 2016 financial statements. To our knowledge there were no disputes relating to auditing procedures, accounting principles, or similarly significant items relating to our engagement of TechSoup.

Best regards,

PMB HELIN DONOVAN, LLP

Donald K. McPhee